================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                           ---------------------------
                                 ViryaNet, Ltd.
                                (Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share                  M 9754010
        (Title of class of securities)                       (CUSIP number)

                              Peter J. Muniz, Esq.
                       GE Capital Equity Investments, Inc.
                               120 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 April 22, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)
                                    (Page 1)

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
CUSIP number                 M 9754010                                    13D                           Page 2
---------------------------------------------------------------------              -------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         GE Capital Equity Investments, Inc.
                    S.S. OR I.R.S. IDENTIFICATION NO.                              06-1268495
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

------------------- ----------------------------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          274,760
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     274,760

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       274,760 (Does not include 8,766 shares
                                                                                   beneficially owned by GE Capital Equity
                                                                                   Holdings, Inc.)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          10.0%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------


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
CUSIP number                 M 9754010                                    13D                           Page 3
---------------------------------------------------------------------              -------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         GE Capital Equity Holdings, Inc.
                    S.S. OR I.R.S. IDENTIFICATION NO.                              06-1448607
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

------------------- ----------------------------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          8,766
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     8,766

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       8,766 (Does not include 274,760 shares
                                                                                   beneficially owned by GE Capital Equity
                                                                                   Investments, Inc.)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.3%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------


                                       3
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
CUSIP number                 M 9754010                                    13D                           Page 4
---------------------------------------------------------------------              -------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       General Electric Capital Corporation
                    I.R.S. IDENTIFICATION NOS.                                     13-1500700
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

------------------- ----------------------------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          283,526 (includes all shares beneficially owned
         OWNED BY                                                                  by each of GE Capital Equity Investments, Inc.
                                                                                   and GE Capital Equity Holdings, Inc.)
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     283,526 (includes all shares beneficially owned
                                                                                   by each of GE Capital Equity Investments, Inc.
                                                                                   and GE Capital Equity Holdings, Inc.)
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       283,526 (includes all shares beneficially owned
                                                                                   by each of GE Capital Equity Investments, Inc.
                                                                                   and GE Capital Equity Holdings, Inc.)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          10.3%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------


                                       4
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
CUSIP number                 M 9754010                                    13D                           Page 5
---------------------------------------------------------------------              -------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       General Electric Capital Services, Inc.
                    I.R.S. IDENTIFICATION NOS.                                     06-1109503
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware

------------------- ----------------------------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            Disclaimed (See 11 Below)
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          Disclaimed (See 11 Below)
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       Disclaimed (See 11 Below)
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     Disclaimed (See 11 Below)

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial ownership of all shares disclaimed by
                                                                                   General Electric Capital Services, Inc.
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          Not Applicable
                                                                                                                 (See 11 Above)

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------


                                       5
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
CUSIP number                 M 9754010                                    13D                           Page 6
---------------------------------------------------------------------              -------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       General Electric Company
                    I.R.S. IDENTIFICATION NOS.                                     14-0689340
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               Not Applicable

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             New York

------------------- ----------------------------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            5,000
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          Disclaimed (See 11 Below)
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       5,000
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     Disclaimed (See 11 Below)

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       5,000 (Beneficial ownership of 274,760 shares
                                                                                   owned by GE Capital Equity Investments, Inc. and
                                                                                   8,766 shares owned by GE Capital Equity
                                                                                   Holdings, Inc. is disclaimed by General Electric
                                                                                   Company)
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.2%
                                                                                                                 (See 11 Above)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

                  This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule on Schedule 13D (the "Statement"), filed on March 8, 2002, and is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, GE Capital Equity Holdings, Inc. ("GECEH"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc., ("GECS") and General Electric Company, ("GE" and, collectively with GECEI, GECEH, GE Capital and GECS, the "Reporting Persons"). Unless otherwise set forth herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

Item 2. Identity and Background.

                  (a), (b) and (c) For information with respect to the identity and background of each executive officer and director of GECEI and GECEH, see Schedules I and II attached hereto, respectively.

                  (d) and (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified in Schedules I through V has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  Except as indicated above, the information set forth in Item 2 of the Statement remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

                  Pursuant to that certain Agreement and Plan of Merger, dated as of February 25, 2002 (the "Merger Agreement"), among iMedeon Inc. ("iMedeon"), the stockholders of iMedeon (including GECEI), the Company and ViryaNet Acquisition, Inc., an indirect wholly owned subsidiary of the Company ("Merger Sub"), Merger Sub merged with and into iMedeon and Merger Sub's separate corporate existence ceased (the "Merger"). As a result of the Merger and at the initial closing, which occurred on February 25, 2002, each share of capital stock of iMedeon owned by GECEI immediately prior to the effective time of the Merger, was converted into and became exchangeable for, among other things, 171,842 Ordinary Shares. As contemplated in the Merger Agreement, at the second closing, which occurred on April 22, 2002, GECEI received 35,695 Ordinary Shares.

                  In addition, at the initial closing GECEI received an immediately exercisable warrant to purchase 64,960 Ordinary Shares, pursuant to a Warrant Agreement, dated as of February 21, 2002 (the "Short Form Warrant"). The Short Form Warrant has been canceled and replaced in its entirety by a Warrant Agreement, dated as of July 29, 2002, and effective as of February 25, 2002, for an equal number of shares (the "February Warrant"). At the second closing, GECEI received an immediately exercisable warrant to purchase an additional 2,263 Ordinary Shares, pursuant to a Warrant Agreement, dated as of July 29, 2002 and effective as of April 22, 2002 (the "Second Warrant," and collectively with the February Warrant, the "Warrants"). The exercise price of each Warrant initially is $5.15 per share, subject to adjustment (i) in the event of dilutive issuances of shares of the Company's capital stock and (ii) for stock dividends, subdivisions and combinations. The foregoing description is qualified in its entirety by reference to the Warrants. A copy of each of the February Warrant and the Second Warrant is attached hereto as, respectively, Exhibits 8 and 9.

                  Except as indicated above, the information set forth in Item 3 of the Statement remains unchanged.

Item 5. Interest in Securities of the Issuer.

                  (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of May 1, 2002, based on information provided to us by the Company, after giving effect to the issuance of shares by the Company pursuant to the Merger Agreement, GECEI beneficially owned 274,760 Ordinary Shares (including an immediately exercisable warrant to purchase 67,223 Ordinary Shares), representing approximately 10.0% of the outstanding Ordinary Shares, GECEH beneficially owned 8,766 shares (in the form of an immediately exercisable warrant to purchase such shares), representing approximately 0.3% of the outstanding Ordinary Shares, and GE beneficially owned 5,000 Ordinary Shares (in the form of an immediately exercisable warrant to purchase such shares), representing approximately 0.2% of the outstanding Ordinary Shares. All amounts of Ordinary Shares reflect a 10 to 1 reverse stock split that was effected by the Company on May 1, 2002.

                  Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

                  (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

                  Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

                  (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Ordinary Shares during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

                  Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any Ordinary Shares beneficially owned by GECEI, GECEH or GE Capital, or that GECEI, GECEH, GE Capital or GECS is the "beneficial owner" of any Ordinary Shares beneficially owned by GE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The responses to Item 3 and Item 5 hereof are incorporated herein by reference.

                  Except as indicated above, the information set forth in Item 6 of the Statement remains unchanged.

Item 7.           Material to be Filed as Exhibits.

                  The following Exhibits are filed herewith:

Exhibit 8. Warrant Agreement with respect to 67,223 Ordinary Shares of the Company, dated as of July 29, 2002.

Exhibit 9. Warrant Agreement with respect to 2,263 Ordinary Shares of the Company, dated as of July 29, 2002.

Exhibit 10. Power of Attorney appointing Peter J. Muniz as agent and attorney-in-fact for General Electric Company.

Exhibit 11. Power of Attorney appointing Peter J. Muniz as agent and attorney-in-fact for General Electric Capital Services, Inc.

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2002

                   GE CAPITAL EQUITY INVESTMENTS, INC.


                   By:     /s/ Peter J. Muniz
                           ----------------------------------------------------
                           Name:    Peter J. Muniz
                           Title:   Senior Vice President

                   GE CAPITAL EQUITY HOLDINGS, INC.


                   By:     /s/ Peter J. Muniz
                           ----------------------------------------------------
                           Name:    Peter J. Muniz
                           Title:   Senior Vice President

                   GENERAL ELECTRIC CAPITAL CORPORATION


                   By:     /s/ Peter J. Muniz
                           ----------------------------------------------------
                           Name:    Peter J. Muniz
                           Title:   Department Operations Manager

                   GENERAL ELECTRIC CAPITAL SERVICES, INC.


                   By:     /s/ Peter J. Muniz
                           ----------------------------------------------------
                           Name:    Peter J. Muniz
                           Title:   Attorney-in-Fact

                   GENERAL ELECTRIC COMPANY


                   By:     /s/ Peter J. Muniz
                           ----------------------------------------------------
                           Name:    Peter J. Muniz
                           Title:   Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

    8 Warrant Agreement with respect to 67,223 Ordinary Shares of the Company, dated as of July 29, 2002.

    9 Warrant Agreement with respect to 2,263 Ordinary Shares of the Company, dated as of July 29, 2002.

    10 Power of Attorney appointing Peter J. Muniz as agent and attorney-in-fact for General Electric Company.

    11 Power of Attorney appointing Peter J. Muniz as agent and attorney-in-fact for General Electric Capital Services, Inc.

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                  Filed by GE Capital Equity Investments, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name and present principal occupation or employment of each director and executive officer of GE Capital Equity Investments, Inc. The business address of each director and executive officer is c/o GE Capital Equity Investments, Inc., 120 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States, except as set forth below.


Name                 Present Principal Occupation or Employment
----                 ------------------------------------------
John Flannery        President and Chairman of the Board

Jonathan K. Sparole  Managing Director, General Counsel and Secretary

Daniel Janki         Chief Financial Officer

Bill Bradley         Vice President - Controller

Barbara J. Gould     Managing Director, Associate General Counsel and Assistant
                     Secretary

Peter J. Muniz       Senior Vice President, Associate General Counsel and
                     Assistant Secretary

Mark Horncastle      Senior Vice President, Associate General Counsel and
                     Assistant Secretary.

Ian Sharpe           Vice President - Taxes

                         Citizenship
                         -----------
                         M. Horncastle - United Kingdom

                           SCHEDULE II TO SCHEDULE 13D
                           ---------------------------

                    Filed by GE Capital Equity Holdings, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                  Set forth below are the name and present principal occupation or employment of each director and executive officer of GE Capital Equity Holdings, Inc. The business address of each director and executive officer is c/o GE Capital Equity Holdings, Inc., 120 Long Ridge Road, Stamford, Connecticut 06927. All persons are citizens of the United States, except as set forth below.


Name                 Present Principal Occupation or Employment
----                 ------------------------------------------
John Flannery        President and Chairman of the Board
Jonathan K. Sparole  Managing Director, General Counsel and Secretary
Daniel Janki         Managing Director, Chief Financial Officer and Treasurer
Bill Bradley         Vice President - Controller
Barbara J. Gould     Managing Director, Associate General Counsel and Assistant
                     Secretary
Peter J. Muniz       Senior Vice President, Associate General Counsel and
                     Assistant Secretary
Mark Horncastle      Senior Vice President, Associate General Counsel and
                     Assistant Secretary
Ian Sharpe           Vice President - Taxes

                         Citizenship
                         -----------
                         M. Horncastle - United Kingdom














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